March 13, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Mail Stop 3030

100 F Street N.E.

Washington, DC 20549

Attention: Jeff Jaramillo, Accounting Branch Chief

Dear Mr. Jaramillo:

OmniVision Technologies Inc.

Form 10-K for the fiscal year ended April 30, 2011 — Filed June 29, 2011

Form 10-Q for the fiscal quarter ended October 31, 2011 — Filed December 9, 2011

File No. 000-29939

We write in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by e-mail dated February 28, 2012 relating to the Annual Report on Form 10-K filed by OmniVision Technologies, Inc. (“OmniVision” or the “Company”) for its fiscal year ended April 30, 2011 (the “Form 10-K”) and the Quarterly Report on Form 10-Q (the “Form 10-Q”) for its fiscal quarter ended October 31, 2011.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein have the meanings ascribed to them in the Form 10-K and the Form 10-Q.

* * * * * * * *

Form 10-K for the Fiscal Year Ended April 30, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

Results of Operations, page 57

1.              Please tell us, and revise future filings to disclose, the reasons behind material period-to-period changes. For example, please explain the driver behind increased unit sales, mentioned on page 57, and material changes in sales to significant customers or distributors such as LG Innotek, Foxconn, and World Peace, mentioned on page 58. Please also consider explaining the significance of your key target markets or material changes within these markets. This comment also applies to your Form 10-Qs for the fiscal quarters ended July 31, 2011 and October 31, 2011. For example, please describe the reason for decreased unit sales and “unexpected cutbacks in orders” from certain key customers in your second quarter, mentioned on pages 30-31 and 33 of your Form 10-Q for the fiscal quarter ended October 31, 2011.

For our fiscal year ended April 30, 2011, unit sales increased by 43.1% when compared to our fiscal year ended April 30, 2010. We attributed this increase in unit sales during fiscal 2011 to a recovery in image sensor demand in the industry. As presented on page 4 of our Form 10-K, under “Current Economic Environment,” we believe this increase in demand was brought about when major economies returned to positive growth during this period. Separately, during fiscal 2011, we had a significant change in the composition of our OEM customers accounting for 10% or more of our revenues. In fiscal 2010, our one OEM customer with 10% or more of our revenues was Foxconn. However, by fiscal 2011, it became LG Innotek. This change in composition of our customer base was primarily attributable to changes in supply chain arrangements that our customers’ key end-user customers made during this period. Most of these end-user customers outsource the assembly of their consumer electronic devices to contract manufacturers. Any changes these end-user customers make in their respective supply chains would alter the composition of our direct OEM customers. Regarding World Peace Industrial Co., Ltd. (“World Peace”), one of our distributor customers, it also experienced a reduction in percentage share of our revenues in fiscal 2011 when compared to fiscal 2010. The reduction in its share of our overall revenues was mostly driven by its end-user customers’ sourcing decisions. From a target market perspective, as presented on page 13 of our Form 10-K, under “Market Opportunity,” we continued to derive a substantial portion of our revenues in fiscal 2011 from mobile phones. We believe this is largely driven by the size of the mobile phone market, the proliferation of camera phones in recent years, and the adoption of multiple cameras in smartphones, a growing product category within the mobile phone market. In future filings, we will expand our discussion on our revenue mix as derived from our other target markets if we start to experience material changes.

Regarding our fiscal quarter ended July 31, 2011, the 27.7% increase in unit sales when compared to the quarter ended July 31, 2010 was primarily caused by increases in unit shipments into the mobile phone, notebook and webcam, and entertainment market. This quarter-on-quarter unit shipment growth was principally driven by a continued improvement in general domestic and global economic conditions, as we had presented on page 26 of our Form 10-Q for our fiscal quarter ended July 31, 2011, under “Current Economic Environment.” However, at the time of our filing, global economic prospects started to worsen, especially for many advanced economies in Europe. Consequently, we also presented in the same section our expectation of a cautionary stance that our customers might take on a go-forward basis. Our customer composition during this quarter changed. When our customers’ end-user customers made changes to their supply chain, one OEM customer purchased less image sensors in the three months ended July 31, 2011, to the point where its purchases fell below 10% of our overall revenues. Meanwhile, another OEM customer increased its purchases to 23.0% of our overall revenues for the fiscal quarter. From a target market perspective, as presented on page 27 of our Form 10-Q for the fiscal quarter ended July 31, 2011, under “Market Environment,” we continued to believe that the mobile phone market would remain a key driver for our business.

For our fiscal quarter ended October 31, 2011, revenues decreased to $217.9 million, from $239.5 million for the prior year period, primarily due to a 16.9% decrease in unit sales of our image sensor products. We attributed the decrease in unit sales to decreased unit shipments into the mobile phone and the notebook and webcam markets, partially offset by increased unit shipments into the entertainment market. As presented on page 31, under “Market Environment,” certain of our key customers’ unexpected cutback of their orders directly contributed to the reduction in unit sales for the quarter. The unexpected cutbacks in orders were principally related to some of our customers’ key end-user customers adjusting down the demand forecast for some of their key consumer-oriented products, that we believe were due to volatile market conditions and the global economic environment. In addition to the effect on revenues, the unexpected order cutback had also caused OmniVision to build inventories to levels that were higher than we intended them to be. Consequently, we also presented on page 31 the potential negative impact on our results of operations should we fail to sell the inventory, which will be in the form of either further price reduction or significant provisions for excess and obsolete inventories. In terms of customer composition, comparing our fiscal quarter ended October 31, 2011 to the prior year period, one of our OEM customers reduced its purchases during the fiscal quarter ended October 31, 2011 and fell below the 10% revenue threshold. At the same time, two of our other OEM customers purchased more high-definition image sensors from us, and their respective purchases exceeded 10% of our revenues for the fiscal quarter ended October 31, 2011. For our target markets, as presented on page 30 of our Form 10-Q for the fiscal quarter ended October 31, 2011, under “Market Environment,” we continued to believe that the mobile phone market would remain a key driver for our business.

We acknowledge the Staff’s comments, and in future filings, we will expand our discussion of significant changes in our operating results.

Item 11. Executive Compensation, page 121

2.              We note your disclosure that you target base salaries and total cash compensation at or below the median of the peer group and that you generally target long-term incentive awards at or above competitive median levels and that adjustments to the targets are made for the factors you mention. Please tell us, and revise future filings to describe in more specific detail for each named executive officer, where the targeted amount of each component you pay and total compensation falls in relation to the median and how the factors you note relate to any material differences above or below the median. In addition, if the amounts you actually pay differ materially from the targeted amounts, please ensure your disclosure in future filings describes the reasons for the differences. Please also explain the reasons underlying significant changes from prior year compensation levels.

Based on the executive compensation assessment prepared in July 2011 by the Compensation Committee’s executive compensation consultant, Compensia, Inc., fiscal 2011 base salaries and total cash compensation (base salary plus actual fiscal 2011 bonuses) were at or below the market 25th percentile for each of the named executive officers. For this purpose, market consisted of both the Company’s peer practices and the practices at a broader range of similar-sized technology companies.

Base Salary

Hong — 22nd percentile

Chan — 21st percentile

Chou — 23rd percentile

Yang -  22nd percentile

Li — 20th percentile

Total Actual Cash

Hong — 17th percentile

Chan — 19th percentile

Chou — 29th percentile

Yang — 27th percentile

Li — 24th percentile

Fiscal 2011 base salary increases ranged from 5% to 11% for the named executive officers and were based on a review of competitive market data and, as noted in the proxy statement, the Compensation Committee’s subjective evaluation of each executive officer’s role, experience, skills, knowledge, responsibilities, performance and past compensation levels.

The values of the fiscal 2011 equity awards were at the market 50th percentile for the chief executive officer and ranged between the market 50th and 75th percentiles for the other named executive officers:

Equity Values

Hong — 52nd percentile

Chan — 44th percentile

Chou — 74th percentile

Yang — 67th percentile

Li — 67th percentile

The fiscal 2011 equity awards were allocated based on a review by the Compensation Committee of applicable market data and other factors (including overall dilution considerations, OmniVision’s performance, individual performance, internal parity considerations, existing equity award values and retention considerations).

We acknowledge the Staff’s comment, and in future filings, we will expand our disclosure to describe the reasons for the differences in actual amounts versus target levels.

Item 15. Exhibits and Financial Statement Schedules, page 122

3.              We note your disclosure that portions of Exhibits 10.6, 10.10(b), and 10.17 have been omitted pursuant to a request for confidential treatment. Please tell us when you filed requests for extension of the confidential treatment period for these exhibits and provide us with evidence of any such requests.

In response to the Staff’s comment, we advise the Staff that Exhibit 10.10(b) to our Form 10-K is no longer a material agreement and will be removed from the exhibit list included in our Form 10-K for the fiscal year ending April 30, 2012 (“2012 10-K”).

In addition, we advise the Staff that the initial term of Exhibit 10.17 to our Form 10-K ended on February 27, 2012. As a result, we will remove this agreement from the exhibit list included in our 2012 10-K. We are currently in discussions with Powerchip Semiconductor Corporation (“PSC”) regarding the terms of a new agreement that will replace our terminated agreement with PSC. Based on our current relationship with PSC and the terms that we expect will be included in the new agreement, we do not anticipate that the new agreement will qualify as a material contract under Item 601 of Regulation S-K. However, to the extent that we determine that the new agreement qualifies as a material contract under Item 601, we will file it with the Commission and request confidential treatment of the relevant provisions at that time.

With respect to Exhibit 10.6, we advise the Staff that the portions of Exhibit 10.6 for which we previously requested confidential treatment no longer include confidential information. At the time we file our 2012 10-K, if our agreement with World Peace continues to be a material contract under Item 601, we will file an unredacted copy of our agreement with World Peace as an exhibit to our 2012 10-K.

Form 10-Q For the Quarterly Period Ended October 31, 2011

Financial Statements, page 3

Notes to Condensed Consolidated Financial Statements, page 6

Note 5 — Long-term Investments, page 9

VisEra Technologies Company, Ltd., page 9

4.              We see the disclosure herein that the company “…presents equity income recorded by the Company for the periods indicated in ‘Cost of revenues,’ consisting of its portion of the net income recorded by VisEra during the periods presented…” We noted similar disclosures in your April 30, 2011 Form 10-K. In light of the guidance at FASB ASC 323-10-45-1 and Rule 5-03(b)(12) of Regulation S-X, please tell us why you presented your equity in the earnings or loss of VisEra as part of your cost of revenues.

VisEra is a joint venture between OmniVision and Taiwan Semiconductor Manufacturing Company (TSMC). OmniVision accounts for its ownership interest in VisEra under the equity method. VisEra is in the business of providing color filter manufacturing services, which is a critical and specialized process in the manufacturing of image-sensor devices.

Substantially all of VisEra’s business is with OmniVision. OmniVision purchases color filter manufacturing services exclusively from VisEra. As such, OmniVision considers VisEra an integral part of its operations. VisEra’s profits are generated by OmniVision’s purchase of such services (and the pricing of such services in turn is included in OmniVision’s cost of revenues) and in essence OmniVision is paying itself for these services to the extent of its ownership percentage in VisEra.

As OmniVision considers VisEra an integral part of its operations and substantially all of VisEra’s business is with OmniVision, we believe that the presentation of our equity in the earnings or loss of VisEra as part of our cost of revenues best reflects the underlying nature of such earnings or loss as there is a direct relationship between the price paid by OmniVision for VisEra’s color filter manufacturing services, OmniVision’s cost of revenues, and OmniVision’s share of VisEra’s net earnings or loss. We also believe that this presentation is supported by guidance presented at the 2002 AICPA Conference on Current SEC Developments at which it was noted that “equity in earnings of unconsolidated subsidiaries and 50 percent or less owned persons may be presented in operating income (e.g., if the investee is integral to the company’s operations).”

Note 6 — Acquisition of Production Operations from VisEra, page 11

5.              We see you disclosed in this note that “the Company recorded a benefit of $8.6 million in ‘Benefit from acquisition of production operations from VisEra,’ representing its portion of the net amount of gain recorded by VisEra during the three months ended October 31, 2011”. Please tell us the authoritative U.S. GAAP that you considered when determining your accounting and presentation requirements for the referenced transaction.

The benefit of $8.6 million relating to our acquisition of the CameraCube production operations from VisEra represents the acquisition-date fair value remeasurement gain of our previously held interest in this acquired business. It is not OmniVision’s equity share of the gain recorded by VisEra on the disposition of the CameraCube operations; this portion of the gain was eliminated in the equity method accounting process.

OmniVision accounts for its ownership interest in VisEra under the equity method. By way of OmniVision’s ownership interest in VisEra, OmniVision effectively held an interest in VisEra’s CameraCube production operations. OmniVision’s interest in VisEra’s CameraCube operations, which constitutes a “business” under ASC 805-10-55-4, was then effectively increased to 100% upon its acquisition of the production operations from VisEra. In accordance with ASC 805-10-25-9 and ASC 805-10-25-10, the Company recognized a gain representing the remeasurement of its previously held interest in the CameraCube production operations to acquisition-date fair value.

With respect to the presentation requirements of the acquisition-date fair value remeasurement gain in the Statement of Operations, the Company considered ASC 225-20-45-16 and S-X Rule 5-03(7). Given the nature of the gain, including the fact that it is not related to income from our core operating activities, we believe that it is best presented in the Statement of Operations as a separate line after income from operations.

We will expand this disclosure in future filings to clarify the nature and description of the gain to more clearly indicate that the gain represents the remeasurement of our previously-held interest in the CameraCube production operations to acquisition-date fair value.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Liquidity and Capital Resources, page 39

Liquidity, page 39

6.              We noted disclosures herein that your working capital increased at October 31, 2011. We also noted one of the reasons for the increase was a $143.7 million increase in your inventories which you indicated was primarily caused by a cutback in orders by end-user customers in the second quarter of fiscal 2012. Please tell us and revise future filings to disclose the known or expected impact of the referenced customer order cutbacks on your capital resources, results of operations and liquidity. For example, discuss and quantify any known or expected changes in future revenues or inventory write-downs due to customer order cutbacks. Refer to Item 303 of Regulation S-K

At the time when we filed our Form 10-Q for the fiscal quarter ended October 31, 2011, our customers’ unexpected order cutback was a recent event. It did cause us to build inventories to levels that were higher than we intended them to be. However, beyond the immediate effect on inventory and reported revenues, the Company had limited visibility as to any known or expected impact the order cutback might have on the business. Consequently, as indicated above in our response to the Staff’s comment number 1, we could only present on page 31 of the Form 10-Q the potential negative impacts that the build-up of inventory might have on our business.

As we completed our third fiscal quarter ended January 31, 2012, however, our customers had resumed their placement of purchase orders. As such, we propose to disclose in our discussion under “Liquidity” in our Form 10-Q for the fiscal quarter ended January 31, 2012, which we expect to file on March 12, 2012, the following:

“Liquidity

Our working capital decreased to $525.6 million as of January 31, 2012, as compared to $582.1 million as of April 30, 2011. Our working capital decreased as a result of: a $230.4 million decrease in cash, cash equivalents and short-term investments, including approximately $100.0 million in cash used for the repurchase of the Company’s common stock, and approximately $26.0 million in cash paid to VisEra Technologies Company, Ltd. for the acquisition of the CameraCube production operations during the second quarter of fiscal 2012; a $9.9 million decrease in accounts receivable; a $6.9 million increase in accrued expenses; a $3.2 million decrease in prepaid expenses and other current assets and a $1.2 million decrease in prepaid and deferred income tax. These decreases in working capital were partially offset by: a $140.4 million increase in inventories primarily caused by a cutback in customer orders that started in the second quarter of fiscal 2012; a $48.1 million decrease in accounts payable and a $6.2 million decrease in deferred revenues, less cost of revenues. During the latter half of our third fiscal quarter ended January 31, 2012, our customers started to order more products and we expect to be able to improve our inventory turn over the next one to two quarters as we continue to fulfill our customers’ new orders. As this continues, we anticipate that our business operations will begin generating positive operating cash flows.”

We acknowledge the Staff’s comments, and in future filings, to the extent that there are known or expected impact from significant and unusual events, we will expand our discussion on these events and quantify them if possible in our discussion of the Company’s financial condition, changes in financial condition and results of operations.

In response to the Staff’s request, the Company acknowledges that:

(i)            the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

(ii)           Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(iii)          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter by stamping the enclosed duplicate of this letter and returning it to Wilson Sonsini Goodrich & Rosati, P.C., the Company’s counsel, in the envelope provided.

Please direct any further questions or comments to me at (408) 653-3139, or to our Senior Vice President of Global Management and General Counsel, Ms. Y. Vicky Chou at (408) 653-3005.

Sincerely,
OmniVision Technologies, Inc.

/s/ Anson Chan
Anson Chan
Vice President Finance and Chief Financial Officer